UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 0-26046

China Natural Resources, Inc.

(Exact name of registrant as specified in its charter)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Registrant’s Certifying Accountants

China Natural Resources, Inc. (the “Company”) announced the appointment of HYYH CPA LLC (“HYYH”) as its independent registered public accounting firm for the fiscal year ended December 31, 2025, effective January 29, 2026. The appointment was made after a careful and thorough evaluation process and has been approved by the audit committee of the Company’s Board of Directors. HYYH is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (“PCAOB”). HYYH is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

HYYH succeeds ARK Pro CPA & Co (“ARK”), the Company’s previous independent registered public accounting firm. ARK was dismissed by the Company on January 29, 2026 and is committed to working with the Company and HYYH to ensure a seamless transition. The audit report of ARK on the Company’s consolidated financial statements for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the audit for the fiscal year ended December 31, 2024 and the subsequent period through the dismissal date of January 29, 2026, there have been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such year, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F). At the time of ARK’s dismissal, ARK has not completed their audit and therefore has no rendered their audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2025.

For the fiscal years ended December 31, 2023 and 2024 and the subsequent interim period through January 29, 2026, neither the Company nor anyone acting on its behalf consulted with HYYH on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company by HYYH that HYYH concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or a reportable event (as defined in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided ARK with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from ARK a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of ARK’s letter dated January 29, 2026 is attached hereto as Exhibit 16.1.

Exhibits

Exhibit No.	Description
16.1	Letter of ARK dated January 29, 2026 regarding change in independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: January 29, 2026	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer